As filed with the Securities and Exchange Commission on June 23, 2014

Securities Act Registration No. 333-193107

Investment Company Registration No. 811-07154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

COHEN & STEERS TOTAL RETURN REALTY FUND,

INC.

(Exact Name of Registrant as Specified in Charter)

280 Park Avenue

New York, New York 10017

(Address of Principal Executive Offices)

212-832-3232

(Registrant’s Telephone Number, including Area Code)

Tina M. Payne, Esq.

Cohen & Steers, Inc.

280 Park Avenue

New York, New York 10017

(Name and Address of Agent for Service)

With Copies to:

Michael Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of Americas

New York, New York 10036

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee**
Common Shares, $.001 par value	16,550,351 shares	$13.40*	$221,774,703.40	$28,564.58

*	Based on the Registrant’s net asset value per share at the close of business on June 13, 2014.
**	Previously paid. $30,943.30 was previously paid in connection with the prospectus issued under this Registration Statement resulting in unused registration fees amounting to $2,378.72.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1)	Facing Sheet of the Registration Statement.
2)	Part C to the Registration Statement (including signature page).
3)	Exhibit 12(a) to Item 16 to the Registration Statement.
4)	Exhibit 12(b) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file the opinion and consent of counsel as to tax matters in connection with the merger of Cohen & Steers Dividend Majors Fund, Inc. with and into the Registrant as Exhibits 12(a) and 12(b), respectively, to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”).

Parts A and B of Pre-Effective Amendment No.1 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014 and the definitive versions thereof filed with the SEC on February 25, 2014 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C

OTHER INFORMATION

Item 15.	Indemnification

It is the Registrant’s policy to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article EIGHTH of Registrant’s Articles of Incorporation, and Article VIII, Section 1, of the Registrant’s By-Laws. The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Incorporation and Article VIII, Section 1 through Section 6, of the Registrant’s By-Laws. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment manager (the “Investment Manager”), for any loss suffered by the Registrant or its shareholders is set forth in Section 5 of the Investment Management Agreement. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Administration Agreement.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)(a)	Articles of Incorporation are incorporated by reference to exhibit 1 of the Registrant’s Registration Statement on Form N-14, filed on March 2, 2001 (Accession No. 0000950117-01-000452).

(1)(b)	Articles Supplementary are incorporated by reference to exhibit 3.2 of the Registrant’s Current Report, filed on January 9, 2008 (Accession No. 0001193125-08-003770).

(2)	Amended and Restated By-laws are incorporated by reference to exhibit 2 of the Registrant’s Registration Statement on Form N-14, filed on March 2, 2001 (Accession No. 0000950117-01-000452).

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization.(1)

(5)	Reference is made to Exhibits (1) and (2) hereof.

(6)	Form of Investment Advisory Agreement is incorporated by reference to exhibit 6(a) of Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14, filed on April 2, 2001 (Accession No. 0000950117-01-000701).

(7)	Not applicable.

(8)	Not applicable.

(9)	Form of Custodian Agreement is incorporated by reference to exhibit 9 of Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14, filed on April 2, 2001 (Accession No. 0000950117-01-000701).

(10)	Not applicable.

(11)	Opinion and Consent of Venable LLP. (2)

(12)(a)	Opinion of counsel regarding tax matters. *

(12)(b)	Consent of counsel regarding tax matters. *

(13)(a)	Form of Transfer Agency and Service Agreement between the Fund, Computershare Trust, N.A. and Computershare Inc.(1)

(13)(b)(i)	Form of Administration Agreement between the Fund and the Investment Advisor. (1)

(13)(b)(ii)	Form of Administration Agreement between the Fund and State Street Bank and Trust Company is incorporated by reference to exhibit 6(b) of Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14, filed on April 2, 2001 (Accession No. 0000950117-01-000701).

(14)	Consent of Independent Registered Public Accounting Firm. (2)

(15)	Not applicable.

(16)	Power of attorney. (1)

(17)(a)	Form of Proxy Card. (2)

(17)(b)	Dividend Reinvestment Plan. (1)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-193107) filed with the Securities and Exchange Commission on December 27, 2013.
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-193107) filed with the Securities and Exchange Commission on February 12, 2014.
*	Filed herewith.

Item 17.	Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933 each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 23rd day of June, 2014.

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

By: /s/ Adam M. Derechin

Name: Adam M. Derechin, President

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Amendment to the Registration Statement below.

Signatures	Title	Date

/s/ Adam M. Derechin	President and Chief Executive Officer	June 23, 2014
(Adam M. Derechin)	(Principal Executive Officer)

/s/ James Giallanza	Treasurer (Principal Financial and	June 23, 2014
(James Giallanza)	Accounting Officer)

*	Co-Chairman and Director	June 23, 2014
(Martin Cohen)

*	Co-Chairman and Director	June 23, 2014
(Robert H. Steers)

*	Director	June 23, 2014
(Michael G. Clark)

*	Director	June 23, 2014
(Bonnie Cohen)

*	Director	June 23, 2014
(George Grossman)

*	Director	June 23, 2014
(Richard E. Kroon)

*	Director	June 23, 2014
(Richard J. Norman)

*	Director	June 23, 2014
(Frank K. Ross)

*	Director	June 23, 2014
(C. Edward Ward, Jr.)

*By: /s/ Tina M. Payne
Tina M. Payne, Attorney-In-Fact